 EXHIBIT 99.2

Consolidated Financial Statements

(Expressed in Thousands of Canadian Dollars)

For the years ended December 31, 2011 and 2010

March 30, 2012

Independent Auditor’s Report

To the Shareholders of Extorre Gold Mines Limited

We have completed an integrated audit of Extorre Gold Mines Limited’s (the “Company”) 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2011 and December 31, 2010 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian Auditing Standards (CAS) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. CAS require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control - Integrated Framework issued by COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

1

Extorre Gold Mines Limited
Consolidated Statement of Financial Position
(Expressed in Thousands of Canadian Dollars, Except Share Data)

		December 31, 2011	December 31, 2010	January 1, 2010
Assets

Current
Cash and cash equivalents	(Note 9)	$26,204	$46,102	$465
Amounts receivable and prepaid expenses		1,698	485	127
Due from related parties	(Note 16)	-	22	249
		27,902	46,609	841

Property and equipment	(Note 10)	5,036	239	88
Mineral properties	(Note 11)	124	2,847	3,354
		$33,062	$49,695	$4,283

Liabilities

Current
Accounts payable and accrued liabilities		$2,750	$2,269	$1,435
Due to related parties	(Note 16)	69	88	-
		2,819	2,357	1,435

Shareholders’ Equity

Share capital	(Note 12)	175,230	144,641	-
Contributed surplus	(Note 15)	19,728	11,168	77,599
Deficit		(163,362)	(107,916)	(74,751)
Accumulated other comprehensive loss		(1,353)	(555)	-
		30,243	47,338	2,848
		$33,062	$49,695	$4,283

Contractual Obligations	(Note 19)

Approved by the Directors:

“ Eric Roth ”	Director

“ George Lawton ”	Director

See accompanying notes to the consolidated financial statements

2

Extorre Gold Mines Limited
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2011	2010

Income
Interest income		$380	$211

Expenses
Accounting and audit		416	359
Administration salaries and consulting	(Note 13)	1,476	1,339
Directors’ fees	(Note 13)	2,508	2,033
Foreign exchange loss (gain)		18	(90)
General and administration	(Note 18)	939	436
Legal fees		112	146
Loss on write off of mineral properties	(Note 11(c)(iii))	2,618	-
Management fees	(Note 13)	3,621	3,756
Mineral property exploration expenditures	(Notes 11 and 13)	42,854	24,474
Shareholder communications	(Note 13)	1,058	639
Stock exchange listing and filing fees		206	284
		55,826	33,376

Net loss for the year		55,446	33,165
Other comprehensive loss		798	555
Net loss and comprehensive loss for the year		$56,244	$33,720

Basic loss per common share from net loss and comprehensive loss for the year		$(0.62)	$(0.43)
Diluted loss per common share from net loss and comprehensive loss for the year		$(0.62)	$(0.43)

Weighted average number of common shares outstanding		89,991,075	78,351,947

See accompanying notes to the consolidated financial statements

3

Extorre Gold Mines Limited
Consolidated Statements of Cash Flow
(Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2011	2010

Operating Activities
Net loss for the year		$(55,446)	$(33,165)

Adjustments
Amortization	(Note 10)	372	154
Share - based compensation	(Note 13)	10,287	8,604
Write off of mineral properties	(Note 11(c)(iii))	2,618	-
		(42,169)	(24,407)

Changes in non-cash working capital items:
Accounts receivable and prepaid expenses		(1,373)	(358)
Due from related parties		22	227
Due to related parties		(19)	88
Accounts payable and accrued liabilities		716	834
		(42,823)	(23,616)

Financing Activities
Issue of share capital for cash	(Note 12)	30,546	42,404
Share issue costs		(1,684)	(2,595)
Funding provided by Exeter	(Note 7)	-	29,797
		28,862	69,606
Investing Activities
Acquisition of property and equipment		(5,864)	(353)

Effect of foreign exchange rate change on cash and cash equivalents		(73)	-
Net increase (decrease) in cash and cash equivalents		(19,898)	45,637

Cash and cash equivalents – beginning of the year		46,102	465

Cash and cash equivalents – end of the year		$26,204	$46,102

See accompanying notes to the consolidated financial statements

4

Extorre Gold Mines Limited
Consolidated Statements of Changes in Equity
(Expressed in Thousands of Canadian Dollars, Except Share Data)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2010	-	$-	$77,599	$(74,751)	$-	$2,848
Additions during the year:
- Issued pursuant to the Arrangement	74,755,898	104,407	(104,407)	-	-	-
- Equity financing net of share issue costs	9,100,000	37,900	-	-	-	37,900
- Transfer of net assets from Exeter	-	-	27,947	-	-	27,947
- Funding provided and expenses paid by Exeter	-	-	1,850	-	-	1,850
- Share-based compensation allocated from Exeter	-	-	826	-	-	826
- Exercise of warrants	250,729	316	-	-	-	316
- Exercise of stock options	3,367,000	1,593	-	-	-	1,593
- Contributed surplus allocated on exercise of warrants and options	-	948	(948)	-	-	-
- Agent´s warrants	-	(523)	523	-	-	-
- Share-based compensation recognized	-	-	7,778	-	-	7,778
- Other comprehensive loss	-	-	-	-	(555)	(555)
- Net loss for the year	-	-	-	(33,165)	-	(33,165)
Balance at December 31, 2010	87,473,627	$144,641	$11,168	$(107,916)	$(555)	$47,338
Additions during the year:
- Equity financing net of share issue costs	2,400,000	23,516	-	-	-	23,516
- Exercise of stock options	2,238,312	3,071	-	-	-	3,071
- Exercise of warrants	455,000	2,275	-	-	-	2,275
- Contributed surplus allocated on exercise of warrants and options	-	2,337	(2,337)	-	-	-
- Share-based compensation recognized	-	-	10,287	-	-	10,287
- Agent’s warrants	-	(610)	610	-	-	-
- Other comprehensive loss	-	-	-	-	(798)	(798)
- Net loss for the year	-	-	-	(55,446)	-	(55,446)
Balance at December 31, 2011	92,566,939	$175,230	$19,728	$(163,362)	$(1,353)	$30,243

See accompanying notes to the consolidated financial statements

5

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

1.	Nature of Business

Extorre Gold Mines Limited (“Extorre” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in Argentina.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for property and equipment and mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE - Amex. The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation and Adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and required publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS, including certain optional transitions and mandatory exemptions from retrospective application of IFRS as described in IFRS 1. Subject to certain elections disclosed in Note 3, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 the (“Transition Date”) and throughout all periods presented, as if these policies had always been in effect. Note 3(b) discloses the impact of the transition to IFRS on the Company’s reported financial results, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the year ended December 31, 2011. The financial statement were approved and authorized by the Audit Committee of the Board of Directors for issue on March 27, 2012.

3.	Explanation of Transition to IFRS

The accounting policies set out in Note 4 have been applied in preparing these consolidated financial statements, the comparative information presented for the year ended December 31, 2010 and the preparation of an opening IFRS balance sheet at January 1, 2010, subject to certain elections disclosed in this note.

In preparing its opening IFRS balance sheet, the Company has adjusted certain amounts reported previously in the Company’s consolidated financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position as of January 1, 2010 and December 31, 2010 and its cash flows for the year ended December 31, 2010 is disclosed in Note 3(b) below.

Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions applied in the conversion from Canadian GAAP to IFRS:

6

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

3.	Explanation of Transition to IFRS (Continued)

a)	IFRS exemption options:

Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, ‘Share-based payment’, to equity instruments granted after November 7, 2002 and vested before the transition date to IFRS. The Company has elected to utilize the exemption and, as a result, was only required to recalculate the impact on any share based payments that had not vested at the Transition Date.

Cumulative translation differences

An IFRS 1 exemption allows the Company to set the currency translation adjustment, which is included in accumulated other comprehensive income (“OCI”), to zero at January 1, 2010 and adjust deficit by the same amount. If, subsequent to the Transition Date, a foreign operation is disposed of, the translation differences that arose before the Transition Date will not affect the gain or loss on disposal.

Business combinations

IFRS 1 provides the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from the Transition Date. The Company elected to adopt IFRS 3R effective January 1, 2010.

b)	Reconciliations of Canadian GAAP to IFRS

Upon conversion to IFRS, IFRS 1 requires an entity to reconcile equity, income (loss) and comprehensive income (loss) for prior periods. The following disclosure and tables represent the required reconciliation from Canadian GAAP to IFRS.

7

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

3.	Explanation of Transition to IFRS (Continued)

i.	A reconciliation between the Canadian GAAP and IFRS consolidated statements of financial position at January 1, 2010 and December 31, 2010 is provided below:

	January 1, 2010			December 31, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents	$465	$-	$465	$46,102	$-	$46,102
Amounts receivable and prepaid expenses	127	-	127	485	-	485
Due from related party	249	-	249	22	-	22
	841	-	841	46,609	-	46,609

Property and equipment	88	-	88	287	(48)	239
Mineral properties	3,354	-	3,354	3,354	(507)	2,847
Total Assets	$4,283	$-	$4,283	$50,250	$(555)	$49,695

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,435	$-	$1,435	$2,269	$-	$2,269
Due to related parties	-	-	-	88	-	88
	1,435	-	1,435	2,357	-	2,357

Shareholders’ Equity
Share capital	-	-	-	144,641	-	144,641
Contributed surplus	77,599	-	77,599	11,168	-	11,168
Deficit	(74,751)	-	(74,751)	(107,916)	-	(107,916)
Accumulated other comprehensive loss	-	-	-	-	(555)	(555)
	2,848	-	2,848	47,893	(555)	47,338
Total Liabilities and Equity	$4,283	$-	$4,283	$50,250	$(555)	$49,695

Notes to the IFRS reconciliation above:

Foreign currency translation adjustments relate to integrated foreign operations under Canadian GAAP. IFRS does not distinguish between integrated and self-sustaining foreign operations and the current rate method is required to be applied to all entities where the functional currency is different from the presentation currency, resulting in an adjustment on transition to IFRS.

As at December 31, 2010, the adjustment to equity includes the one noted above for foreign currency and the adjustments described below in the comprehensive loss reconciliation.

8

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

3.	Explanation of Transition to IFRS (Continued)

ii.	A reconciliation between the Canadian GAAP and IFRS comprehensive loss for the year ended December 31, 2010 is provided below:

	Year ended December 31, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS

Income
Interest income	$211	$-	$211

Expenses
Accounting and audit	359	-	359
Administration salaries and consulting	1,339	-	1,339
Director’s fees	2,033	-	2,033
Foreign exchange (gain) loss	(90)	-	(90)
General and administration	436	-	436
Legal fees	146	-	146
Management fees	3,756	-	3,756
Mineral property exploration expenditures	24,474	-	24,474
Shareholder communications	639	-	639
Stock exchange listing and filing fees	284	-	284
	33,376	-	33,376

Net loss for the year	$33,165	$-	$33,165
Other comprehensive loss	-	555	555
Comprehensive loss for the year	$33,165	$555	$33,720
Net loss for the year	$33,165	$-	$33,165
Deficit at beginning of year	74,751	-	74,751
		-
Deficit at end of year	$107,916	$-	$107,916

4.	Changes in Accounting Policy and Disclosures

The IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial Instruments - Classification and Measurement (IFRS 9); IFRS 10, Consolidated Financial Statements (IFRS 10); IFRS 11, Joint Arrangements (IFRS 11); IFRS 12, Disclosure of Interests in Other Entities (IFRS 12); IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20); IFRS 13, Fair Value Measurement (IFRS 13). The Company is in its preliminary stage of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 9 – Financial Instruments - Classification and Measurement

IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. In November 2009 and October 2010, IFRS 9 (2009) and IFRS 9 (2010) were issued, respectively, which address the classification and measurement of financial assets and financial liabilities. IFRS 9 (2009) requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. IFRS 9 (2010) requires that financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as fair value through profit or loss, financial guarantees and certain other exceptions. IFRS 9 (2009) and IFRS 9 (2010) are effective for annual periods beginning on or after January 1, 2015. Early adoption is permitted and the standard is required to be applied.retrospectively.

9

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

4.	Changes in Accounting Policy and Disclosures (Continued)

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its control over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 – Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers, entities have the choice to proportionately consolidate or equity account for interests in joint ventures IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. This standard is effective for annual periods beginning on or after January 1, 2013.

10

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty

a)	Basis of Presentation

These consolidated financial statements include the accounts of the following significant subsidiaries:

	Incorporation	Percentage of Ownership
Estelar Resources Limited (“Estelar”)	British Virgin Islands	100%
Cognito Limited (“Cognito”)	British Virgin Islands	100%

All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

b)	Mineral property costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the costs of acquisition are expensed over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property are credited against the carrying value of the property with any excess recognized in the income statement. If a property is abandoned, the acquisition costs are written off to the income statement.

Although the Company has taken steps that it considers adequate to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Title to mineral properties in foreign jurisdictions is subject to uncertainty and consequently, such properties may be subject to prior undetected agreements or transfers and title may be affected by such instances.

c)	Mineral property exploration expenditures

The Company expenses mineral property exploration expenditures when incurred. When it has established that a mineral deposit is commercially mineable and following a decision to commence development, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and are amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

d)	Impairment of mineral property

Assets are reviewed for impairment indicators at each reporting date. An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). These are typically the individual mines or exploration projects. Non-financial assets impaired in prior periods are reviewed for possible reversal of the impairment at each reporting date.

When recoverable amount is assessed using discounted cash flow techniques, the estimates are based on the detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business.

11

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure and reclamation and closures costs. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves.

e)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with a term to maturity of 90 days or less.

f)	Translation of foreign currencies

(i)	Presentation currency:

The consolidated financial statements are presented in Canadian dollars.

(ii)	Functional currency

The financial statements of each entity in the Company group are measured using the currency of the primary economic environment in which the entity operates (the “Functional Currency”).

The Functional Currency of the parent Company is Canadian dollars and the Functional Currency of the Company’s subsidiaries, Cognito and Estelar, is the Argentine Peso. The financial statements of the Company’s Argentine subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

All resulting changes are recognized in Other Comprehensive Income (“OCI”) as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in OCI.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

g)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive.

12

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

h)	Property and equipment

Property and equipment are carried at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance	- 30%
Computer software	Declining balance	- 50%
Leasehold Improvements	Straight line	- 5 years

Argentina
Computer equipment	Straight-line	- 3-6 years
Computer software	Straight-line	- 2 years
Equipment including vehicles	Straight-line	- 3-7 years

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant parts and depreciates separately each part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

i)	Share-based compensation

The Company has adopted an incentive stock option plan. Stock options vest in tranches over a period of 1 to 2 years (50 - 100% per year) and expire after 5 years. All share-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity. Share-based compensation expense is recognized over the tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of options expected to vest.

j)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized either in OCI or directly in equity, in which case it is recognized in OCI or in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

13

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

k)	Use of estimates and judgements

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Areas of estimates include assumptions used in the accounting for share based compensation, amortization rates, valuation of future income tax benefits, commencement of capitalization of exploration expenditures and contingent liabilities. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

l)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

•	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of accounts receivable, cash and cash equivalents, and amounts due from related parties, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

•	Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable and accrued liabilities and amounts due to related parties. Accounts payables are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Financial liabilities are classified as current liabilities as payment is due within twelve months.

6.	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue debt and acquire or dispose of assets.

14

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

6.	Management of Capital (Continued)

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay dividends.

The Company’s investment policy is to limit investments to guaranteed investment certificates, banker’s acceptance notes, investment savings accounts or money market funds with high quality financial institutions in Canada and treasury bills, selected with regards to the expected timing of expenditures from continuing operations.

7.	Transfer of Assets

On March 24, 2010 Exeter Resource Corporation (“Exeter”) completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre.

The Arrangement was approved by the board of directors of Exeter and by among other things, the favourable vote of Exeter's shareholders at a special meeting held on March 11, 2010 to approve the Arrangement.

Under the Arrangement, each shareholder of Exeter received one share of Extorre for each share of Exeter held. Exeter transferred its wholly owned subsidiaries, Estelar and Cognito to Extorre. Estelar and Cognito hold the assets, consisting of cash and working capital balances and the interests in a number of precious metal projects, being the Cerro Moro property, the Don Sixto property, and various other mineral properties in Argentina (the “Argentine Business”).

Where applicable, Extorre’s consolidated financial statements reflect the statements of loss and comprehensive loss and cash flows of the Argentine Business as if Extorre existed in its present form during the periods reported. The statements of loss and comprehensive loss for the period to March 24, 2010, which is included in the year results to December 31, 2010, include the direct general and administrative and exploration expenses of Estelar and Cognito and an allocation of Exeter’s general and administrative expenses and share-based compensation incurred in that period. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets compared to the costs incurred on all mineral properties of Exeter. The allocation of share-based compensation was calculated on a specific project basis for those employees or consultants assigned specifically to projects in Argentina and for all others based on the ratio of costs incurred on the Argentine assets compared to the costs incurred on all mineral properties of Exeter.

The transfer of the Argentine assets is summarized in the table below:

March 24, 2010

Cash and cash equivalents	$25,498
Amounts receivables and prepaid expenses	183
Due from related party	238
Long term assets:
Property and equipment	169
Mineral properties	3,354
Accounts payable and accrued liabilities	(1,495)
Net assets transferred to Extorre	$27,947

15

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

8.	Financial Instruments

a)	Fair Value

The fair value of financial instruments at December 31, 2011 and 2010 is summarized as follows:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$26,204	$26,204	$46,102	$46,102
Amounts receivable – at amortized cost	$174	$174	$90	$90
Due from related parties	$—	$—	$22	$22
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$2,750	$2,750	$2,269	$2,269
Due to related parties	$69	$69	$88	$88

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term of these financial instruments.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Currency risk

The Company operates in Canada and Argentina, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars and Argentine Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

16

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

8.	Financial Instruments (Continued)

The Company had the following balances in foreign currency as at December 31, 2011 and 2010:

	2011 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	7,531	135	-
Accounts payable and accrued liabilities	(8,530)	(338)	(151)
Net balance	(999)	(203)	(151)

Equivalent in Canadian Dollars	215	(206)	(157)
Rate to convert to $1.00 CDN	0.2148	1.0170	1.0424

	2010 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	3,524	2,031	-
Accounts payable and accrued liabilities	(7,198)	(267)	(198)
Net balance	(3,674)	1,764	(198)

Equivalent in Canadian Dollars	(890)	1,755	(202)
Rate to convert to $1.00 CDN	0.2423	0.9946	1.018

Based on the above net exposures as at December 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Argentine peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $22, $21 and $16 respectively (2010 - $89, $176 and $20 respectively) in the Company’s net loss.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 1.20% and 1.35%.

Based on the amount of cash and cash equivalents at December 31, 2011, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $131 in the interest earned by the Company per annum.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2011 in the amount of $26,204 in order to meet short-term business requirements. At December 31, 2011, the Company had current liabilities of $2,819 which are due on demand or within 30 days.

17

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

9.	Cash and Cash Equivalents

	December 31, 2011	December 31, 2010
Cash	$2,203	$3,985
Investment Savings Accounts	1,513	18,029
Guaranteed Investment Certificates	22,488	24,088
Total	$26,204	$46,102

10.	Property and Equipment

	Computer Equipment	Computer Software	Equipment including Vehicles	Leasehold Improvements	Land	Total
Cost
As at January 1, 2010	$70	$36	$194	$-	$-	$300
Additions	10	38	305	-	-	353
Effect of movements in exchange rates	(9)	(27)	(58)	-	-	(94)
Balance as at December 31, 2010	$71	$47	$441	$-	$-	$559

Depreciation
As at January 1, 2010	$(20)	$(29)	$(163)	$-	$-	$(212)
Charged for the period	(16)	(16)	(122)	-	-	(154)
Effect of movements in exchange rates	7	11	28	-	-	46
Balance as at December 31, 2010	$(29)	$(34)	$(257)	$-	$-	$(320)

Net carrying value
As at January 1, 2010	$50	$7	$31	$-	$-	$88
As at December 31, 2010	$42	$13	$184	$-	$-	$239

Cost
As at January 1, 2011	$71	$47	$441	$-	$-	$559
Additions	58	-	1,028	31	4,747	5,864
Effect of movements in exchange rates	(17)	(8)	(177)	-	(596)	(798)
Balance as at December 31, 2011	$112	$39	$1,292	$31	$4,151	$5,625

Depreciation
As at January 1, 2011	$(29)	$(34)	$(257)	$-	$-	$(320)
Charged for the period	(39)	(6)	(324)	(3)	-	(372)
Effect of movements in exchange rates	14	4	85	-	-	103
Balance as at December 31, 2011	$(54)	$(36)	$(496)	$(3)	$-	$(589)

Net carrying value
As at January 1, 2011	$42	$13	$184	$-	$-	$239
As at December 31, 2011	$58	$3	$796	$28	$4,151	$5,036

18

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

11.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

	December 31, 2011
	Balance beginning of the year	Translation Adjustment	Write off of Mineral Properties	Balance end of the year
Don Sixto and Other	$2,686	$(68)	$(2,618)	$-
CVSA Properties	161	(37)	-	124
	$2,847	$(105)	$(2,618)	$124

	December 31, 2010
	Balance beginning of the year	Translation Adjustment	Balance end of the year
Don Sixto and Other	$3,139	$(453)	$2,686
CVSA Properties	215	(54)	161
	$3,354	$(507)	$2,847

Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito, including the Don Sixto project. The Don Sixto project is subject to a 3.5% net smelter royalty (“NSR”). (See note 11(c)(iii))

Effective July 22, 2003, 1,600,000 shares were issued and $25 paid for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totalled $3. At that date, $348 being the fair value of the consideration paid for that right was recorded as mineral property acquisition cost. Effective July, 2005, to exercise the option to acquire a 100% interest in Cognito, a further 2,500,000 shares were issued having a fair value of $2.5 million which was recorded as a mineral property acquisition cost.

Estelar Resources Limited

Effective July 22, 2003, a 100% interest in Estelar was acquired for consideration of 1,000,000 shares (fair value of $238), which was recorded as a mineral property acquisition cost.

19

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

11.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The table below shows the exploration expenditures of the Company for the years ended December 31, 2011 and 2010:

	Cerro Moro	Other Santa Cruz	Don Sixto & Other	2011	2010
Assays	$1,312	$214	$23	$1,549	$1,295
Consultants and contractors	878	7	2	887	276
Drilling	13,500	2,158	79	15,737	7,291
Engineering and metallurgical *	1,696	2	-	1,698	1,188
Environmental	467	44	33	544	858
Field camp	3,770	314	31	4,115	1,811
Geological *	2,346	240	83	2,669	1,948
Hydrology	245	22	-	267	858
Infrastructure	110	-	-	110	67
IVA tax	3,888	567	(186)	4,269	2,127
Legal and title	125	46	15	186	221
Office operations	1,664	238	190	2,092	1,062
Resource development	289	-	1	290	378
Travel	2,247	439	49	2,735	2,260
Wages and benefits *	5,015	429	262	5,706	2,834
Exploration costs for the year	$37,552	$4,720	$582	$42,854	$24,474

Cumulative exploration costs	$85,513	$14,134	$20,418	$120,065	$77,211

*  Includes share - based compensation as reflected below:

	Cerro Moro	Other Santa Cruz	Don Sixto & Other	2011	2010
Geological	$1,575	$-	$-	$1,575	$1,226
Engineering and metallurgical	475	-	-	475	363
Wages and benefits	2,346	-	-	2,346	710
Total	$4,396	$-	$-	$4,396	$2,299

c)	Agreements

i)	CVSA Properties - Argentina

By an Exploration and Option Agreement dated December 30, 2003, Estelar obtained the right to acquire a 100% interest in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions (the “Properties”), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, from Cerro Vanguardia (“CVSA”) by making cash payments of US$100 (paid) and incurring US$3.0 million (incurred) in exploration expenditures. CVSA holds a 2% NSR in Cerro Moro and the various other projects in Santa Cruz acquired by the Company.

20

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

11.	Mineral Properties - Acquisition and Exploration Costs (Continued)

ii)	Fomicruz

On March 2, 2009 Estelar signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. The Agreement allows for Estelar to acquire up to an 80% interest in certain licenses, adjacent to the Cerro Moro project, owned by Fomicruz, by spending US$10 million over a number of years. It further provides for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. Estelar will manage the potential future development of both the Cerro Moro project and the areas covered by Fomicruz licenses and will fund all exploration and development costs.

iii)	Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1.0 million) in the Don Sixto Project, located in Mendoza Province, Argentina, for consideration of cash payments totalling US$525 paid or payable as follows:

-	US$175 on signing and anniversary dates to December 15, 2007; (paid) and
-	US$50* on or before December 15 of each year thereafter up to and including December 15, 2014.

* Due to the current anti-mining legislation these payments have been suspended until the legislation is changed (see below for more details).

Cognito may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Early in 2007, Cognito expanded its holding around Don Sixto by signing an option agreement over additional exploration rights situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25 over six years followed by a purchase price comprising three annual payments of US$200. Should Cognito exercise its option to purchase the property, the annual payments cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75. The previous owners of the property retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional.

During the year ended December 31, 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

During the year ended December 31, 2011, following the Mendoza Government’s rejection of the environmental approval application for commencement of mining filed by another mining company in the province, the Company has determined to write down its investment in the Don Sixto project. The constitutional challenge filed by the Company remains in front of the Mendoza Supreme Court and until such time as a decision is handed down by the courts and the constitutional challenge is withdrawn, the Company expects to incur only minimal expenditures to secure the property.

21

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

11.	Mineral Properties - Acquisition and Exploration Costs (Continued)

iv)	Other Properties

   MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750) in the Agua Nueva Projects, located in Mendoza Province, Argentina, for consideration of cash payments totalling $440 paid or payable as follows:

-    an accumulated $70 on signing and anniversary dates to October 1, 2007; (paid)

-    $30 on or before October 1, 2008; (not paid)*

-    $40 on or before October 1, 2009; (not paid)* and

-    $50 on or before October 1 of each year thereafter to 2015**.

*	Payments suspended until the current anti-mining legislation is changed to allow mining in Mendoza Province.
**	In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

12.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

	December 31, 2011		December 31, 2010
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	87,473,627	$144,641	-	$-
Shares issued pursuant to the Arrangement	-	-	74,755,898	104,407
Issued during the period for cash:
Equity financing	2,400,000	25,200	9,100,000	40,495
Exercise of options	2,238,312	3,071	3,367,000	1,593
Exercise of warrants	455,000	2,275	250,729	316
Share issue costs	-	(2,294)	-	(3,118)
Contributed surplus allocated
Exercise of options	-	1,802	-	853
Exercise of warrants	-	535	-	95
Balance, end of year	92,566,939	$175,230	87,473,627	$144,641

The Company issued 2,400,000 shares at a price of $10.50 per share pursuant to a bought deal financing for gross proceeds of $25.2 million. The Company paid a commission of 6% ($1,512) and incurred share issue costs of $172 for net proceeds of $23.5 million before accounting for the fair value of warrants issued to brokers (the “Agent’s Warrants”). The Agent’s Warrants consist of 120,000 warrants and are convertible to common shares at a price of $11.15 each on or before July 12, 2012. The fair value of the Agent’s Warrants, calculated using the Black-Scholes Model, of $610 has been allocated to contributed surplus (Note 15) and added to share issue costs.

22

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

13.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At December 31, 2011, the maximum number of options issuable under the Plan was 13,885,041. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company. Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan cannot be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the changes in share options during the year is as follows:

	December 31, 2011		December 31, 2010
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	12,200,525	$2.62	10,298,400	$0.69
Cancelled	(19,000)	6.30	(100,000)	2.98
Exercised	(2,238,312)	1.37	(3,367,000)	0.46
Granted	400,000	8.89	5,369,125	4.99
Options outstanding, end of year	10,343,213	$3.13	12,200,525	$2.62

The following table summarizes information about the stock options outstanding at December 31, 2011.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.01 - 1.00	3,423,150	1.55	$0.58	3,423,150	$0.58
1.01 - 2.00	1,858,750	3.05	1.40	1,358,750	1.38
2.01 - 3.00	1,228,000	3.38	2.57	1,228,000	2.57
4.01 - 5.00	655,000	3.69	4.60	655,000	4.60
5.01 - 6.00	420,000	3.69	5.06	420,000	5.06
6.01+	2,758,313	4.08	7.08	1,703,688	6.78
	10,343,213	2.93	$3.13	8,788,588	$2.71

For the options granted during the year, the weighted average fair market value was $4.71 per share.

Share-based Compensation

The fair value of the 400,000 (2010 – 5,369,125) options granted by the Company during the years ended December 31, 2011 and 2010 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

23

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

13.	Stock Option Plan (Continued)

	2011	2010
Expected annual volatility	90.00%	90.00%
Risk-free interest rate	1.05%	1.05 – 2.20%
Expected life	3 years	3 – 3.5 years
Expected dividend yield	0.0%	0.0%

Share-based compensation expense of $10,287 (2010 - $8,604) was recognised in the year and was allocated to contributed surplus. Share-based compensation has been allocated as follows:

	Years ended December 31,
	2011	2010
Administration salaries and consulting	$1,040	$1,002
Directors’ fees	2,508	2,033
Management fees	2,340	3,205
Mineral property exploration expenditures	4,396	2,298
Shareholder communications	3	66
Total	$10,287	$8,604

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

14.	Warrants

At December 31, 2011 the Company had 120,000 (2010 – 455,000) share purchase warrants exercisable at a price of $11.15 (2010 - $5.00). The share purchase warrants expire on July 12, 2012. During the year ended December 31, 2011 a total of 455,000 (2010 – Nil) warrants were exercised for proceeds of $2,275 (2010 – $Nil).

15.	Contributed Surplus

Details are as follows:

Balance - December 31, 2009	$77,599
Net assets contributed by Exeter	27,947
Funding provided by and expenses paid by Exeter	1,850
Share-based compensation for the period January 1 – March 24, 2010, allocated from Exeter	826
Allocation to share capital on completion of the Arrangement	(104,407)
Share-based compensation recognized	7,778
Agent´s warrants	523
Allocation on exercise of options and warrants during the year	(948)
Balance - December 31, 2010	$11,168
Share-based compensation recognized	10,287
Agent’s warrants	610
Allocation on exercise of options and warrants during the year (Note 12)	(2,337)
Balance –December 31, 2011	$19,728

24

Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

16.	Related Party Transactions

Amounts due from related party of $Nil at December 31, 2011 (December 31, 2010 - $22) is for expenditures that the Company and Exeter incur for staff and exploration expenditures on behalf of each other. The amounts due from related parties are non-interest bearing and are due upon receipt of an invoice.

Amounts due to related parties of $69 at December 31, 2011 (December 31, 2010 - $88) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and are due upon receipt of an invoice.

During the year ended December 31, 2011 a total of $1,842 (2010 - $1,004), comprised of consulting and management fees of $1,379 (2010 - $635) and administrative and legal fees of $463 (2010 - $369) was paid or accrued for related party transactions as described below:

(i)	Management and consulting fees are comprised of:

(a)	Exploration and consulting fees of $265, which included a bonus of $125 (2010 - $79, of which $47 was paid by the Company and $32 was allocated from Exeter*) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at December 31, 2011, the Company owed $Nil (2010 - $Nil).

(b)	Management fees of $250, which included a bonus of $75 (2010 - $133, of which $107 was paid by the Company and $26 was allocated from Exeter*) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at December 31, 2011, the Company owed $8 (2010 - $23).

(c)	Management fees of $300, which included a bonus of $100 (2010 - $146, of which $125 was paid by the Company and $21 was allocated from Exeter*) were paid or accrued to a corporation of which the Senior Vice President is a principal. As at December 31, 2011, the Company owed $Nil (2010 - $Nil).

(d)	Management fees of $119 (2010 - $Nil) were paid or accrued to a corporation of which the Chief Operating Officer is a principal. As at December 31, 2011, the Company owed $Nil (2010 - $Nil).

(e)	Management fees of $300, which included a bonus of $100 (2010 - $92, of which $67 was paid by the Company and $25 was allocated from Exeter*) were paid or accrued to a corporation controlled by the Vice-President Finance. As at December 31, 2011, the Company owed $Nil (2010 - $Nil).

(f)	Exploration fees of $52 (2010 - $185, of which $159 was paid by the Company and $26 was allocated from Exeter*) were paid or accrued to a corporation controlled by the former Vice President Development. As at December 31, 2011, the Company owed $Nil (2010 - $61).

(g)	Consulting Fees of $93, which included a bonus of $15 (2010 - $Nil) were paid or accrued to a corporation of which the Vice President Corporate Development is a principal. As at December 31, 2011, the Company owed $Nil (2010 - $Nil).

(ii)	Administrative and legal fees are comprised of:

(a)	Administrative fees of $367 (2010 - $327, of which $252 was paid by the Company and $75 was allocated from Exeter*) for the provision of office facilities and staff to the Company, and travel expenses of $50 were paid to Exeter. As at December 31, 2011, the Company owed $44.

(b)	Legal Fees of $96 (2010 - $42) were paid or accrued to a company, of which one of the officers of the Company is a former partner. As at December 31, 2011, the Company owed $17 (2010 - $4).

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Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

16.	Related Party Transactions (Continued)

Upon completion of the Arrangement, the Company reached an agreement with Exeter whereby the Company reimburses Exeter for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the year ending December 31, 2011, the percentage allocation was 40%, resulting in approximately $417 being reimbursed to Exeter for administrative support and office overhead (See Note 16 (ii)(a)). In addition, the Company reimburses expenditures incurred while conducting ongoing Company business.

*	Expenses allocated from Exeter were based on the relative expenditures incurred by Exeter prior to the effective date of the Arrangement on the Argentine mineral projects, with the amount reflected above representing the amount allocated to Extorre. These amounts do not necessarily represent actual costs that would have been incurred had the Arrangement been effective at the beginning of the financial year.

17.	Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the years ended December 31, 2011 and 2010:

	2011	2010
Compensation - cash and benefits	$1,711	$635
Compensation - share-based compensation	5,585	6,413
Total	$7,296	$7,048

18.	Expenses by nature

General and administration expense is made up of the following:

	2011	2010
Bank charges	$85	$70
Office	454	182
Rent	94	36
Telecommunications	30	23
Transfer agent	34	19
Travel and promotion	242	106
Total	$939	$436

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Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

19.	Contractual Obligations

The Company leases offices in Argentina and Canada and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 11(c)). Office lease commitments and the construction of the field camp are summarized in the table below:

	Payments Due by Year (in thousands)
	Total	2012	2013-2014	2015-2016
Field Camp*	$1,937	$1,937	$-	$-
Office leases
- Argentina	102	65	37	-
- Canada**	378	88	174	116
Total	$2,417	$2,090	$211	$116

The Company has various property access agreements, which are renewed periodically, related to its projects at an estimated cost of approximately $228 per year.

In addition, upon the decision to commence mining at Don Sixto, the Company is required to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75.

*	The amount relates to the construction of a new modular camp facility for the Cerro Moro project.

**	The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

20.	Supplemental Cash Flow Information

The Company incurred non-cash financing activities during the years ended December 31, 2011 and 2010 as follows:

	2011	2010
Non-cash financing activities:
Issue of warrants for agent’s commission	$610	$523

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Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

21.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities by geographic region:

December 31, 2011	Canada	Argentina	Total
Cash and cash equivalents	$24,586	$1,618	$26,204
Amounts receivable and prepaid expenses	521	1,177	1,698
Due from related party	-	-	-
Property and equipment	82	4,954	5,036
Mineral properties	-	124	124
	25,189	7,873	33,062
Current Liabilities	(987)	(1,832)	(2,819)
	$24,202	$6,041	$30,243
Net loss – Year ended December 31, 2011	$9,818	$45,628	$55,446

December 31, 2010	Canada	Argentina	Total
Cash and cash equivalents	$45,248	$854	$46,102
Amounts receivable and prepaid expenses	154	331	485
Due from related party	22	-	22
Property and equipment	29	210	239
Mineral properties	-	2,847	2,847
	45,453	4,242	49,695
Current Liabilities	(613)	(1,744)	(2,357)
	$44,840	$2,498	$47,338
Net loss – Year ended December 31, 2010	$8,537	$24,628	$33,165

22.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2011		2010
Net loss for the year before income tax		$55,446		$33,165
Combined federal and provincial tax rate		26.50%		28.50%
Income tax recovery at statutory rates		$(14,693)		$(9,452)
Losses and other deductions for which no benefit has been recognized		13,443		6,972
Non-deductible share-based compensation		3,386		2,453
Non-deductible mineral property exploration costs		2,041		923
Foreign exchange rate and tax rate differences		(4,458)		(932)
Losses previously not recognized		-		-
Expiry of losses		257		36
Impact of tax rate reductions		24		-
Income tax recovery	$	Nil	$	Nil

The Canadian statutory tax rate decreased to 26.50% due to legislated changes.

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Extorre Gold Mines Limited Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the years ended December 31, 2011 and 2010

22.	Income Taxes (Continued)

The significant components of the Company’s consolidated future tax assets are as follows:

	2011	2010
Non-capital loss carry forwards – Canada	$352	$718
Non-capital loss carry forwards – Argentina	2,561	2,623
Exploration and development deductions	28,394	16,035
Property and equipment – Canada	6	-
Share issue costs	726	519
Unrecognised deferred tax asset	$32,039	$19,895

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $1,336 expire in 2030.

At December 31, 2011, the Company also has tax loss carry forwards in Argentina totalling $6,486 that expire as follows:

2012	47
2013	2,025
2014	2,494
2015	1,920
2016	302
Total	6,788

Tax benefits have not been recorded as it is not considered probable that they will be utilized.

23.	Subsequent Events

On March 16, 2012, the Company closed a bought deal private placement financing. The underwriter purchased 3,530,000 common shares of the Company at a price of $7.10 per share for gross proceeds of $25.1 million. The underwriter received a cash commission of 5% of the gross proceeds raised. The common shares issued with respect to the financing are subject to a four month hold period.

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